A1f
1-30-04

04001638

UF 1-30-04

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8-32608 |

RECEIVED JAN 28 2004 WASH. D.C. PROCESSING

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 12/01/02 (MM/DD/YY) AND ENDING 11/30/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Strong Investments, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Hundred Heritage Reserve
(No. and Street)

Menomonee Falls (City) WI (State) 53051 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin J. Scott (414) 359-3623
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

100 East Wisconsin Avenue (Address) Milwaukee (City) WI (State) 53202 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 12 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Thomas M. Zoeller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Strong Investments, Inc., as of November 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHERI A. NAGAN NOTARY PUBLIC STATE OF WISCONSIN

State of Wisconsin
County of Waukesha

This instrument was signed before me by Thomas M. Zoeller on January 20, 2004.

Signature

Chief Financial Officer
Title

Cheri A. Nagan Notary Public My commission expires on 7/30/2006.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

STRONG INVESTMENTS, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
for the year ended November 30, 2003

Pursuant to Securities and Exchange Commission
Rule 17a-5(d)
FOCUS Annual Report

STRONG INVESTMENTS, INC.

---

TABLE OF CONTENTS

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
100 E. Wisconsin Ave., Suite 1500
Milwaukee WI 53202
Telephone (414) 212 1600

## REPORT OF INDEPENDENT AUDITORS

To the Shareholder of
Strong Investments, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, cash flows, changes in liabilities subordinated to claims of general creditors and changes in shareholder's equity present fairly, in all material respects, the financial position of Strong Investments, Inc. (the "Company") at November 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12 - 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 issued under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

January 22, 2004

STRONG INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
November 30, 2003

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 6,519,642 |
| Cash restricted for reserve requirements | 1,000,000 |
| Securities, at market value | 2,771,043 |
| Deposit with clearing broker | 101,737 |
| Receivable from affiliate | 769,111 |
| Other receivables | 1,273,931 |
| Prepaid expenses | 1,190,149 |
| Deferred share costs, net | 4,659,018 |
| Goodwill, net | 4,882,012 |
| Total assets | $ 23,166,643 |

## LIABILITIES AND SHAREHOLDER'S EQUITY

| | |
|---|---|
| Accrued liabilities: | |
| Salaries, wages and benefits | $ 7,121,408 |
| Other | 1,158,672 |
| Payable to customers | 420,283 |
| | 8,700,363 |
| Liabilities subordinated to claims of general creditors | 1,500,000 |
| Shareholder's equity: | |
| Common stock, voting, $.01 par value; 9,000 shares authorized; 100 shares issued | 1 |
| Additional paid-in capital | 7,989,999 |
| Retained earnings | 4,976,280 |
| Total shareholder's equity | 12,966,280 |
| Total liabilities and shareholder's equity | $ 23,166,643 |

The accompanying notes are an integral part of these financial statements.

STRONG INVESTMENTS, INC.
STATEMENT OF OPERATIONS
for the year ended November 30, 2003

| | |
|---|---|
| Revenues: | |
| Related party income (Note D): | |
| Distribution and account supervision fees | $ 85,503,263 |
| 12b-1 fees | 4,580,794 |
| Other service revenues | 6,601,376 |
| Commissions | 4,953,228 |
| Net investment gains | 413,558 |
| Dividends | 150,958 |
| Total revenues | 102,203,177 |
| Expenses: | |
| Salaries, wages and employee benefits | 39,670,413 |
| Marketing and promotion | 26,454,037 |
| Account administration fees | 14,568,440 |
| Amortization of deferred share costs | 3,897,953 |
| Communications | 3,355,978 |
| Brokerage clearing fees | 3,084,261 |
| Regulatory fees | 1,239,466 |
| Legal and professional fees | 1,194,818 |
| Leased and rented equipment | 1,117,229 |
| Other expenses | 6,887,291 |
| Total expenses | 101,469,886 |
| Net income | $ 733,291 |

The accompanying notes are an integral part of these financial statements.

STRONG INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
for the year ended November 30, 2003

| | |
|---|---|
| Cash flows from operating activities: | |
| Net income | $ 733,291 |
| Adjustments to reconcile to net cash provided by operating activities: | |
| Amortization of deferred share costs | 3,897,953 |
| Changes in operating assets and liabilities: | |
| Securities, at market value | 657,777 |
| Deposit with clearing broker | (673) |
| Receivable from affiliate | 522,332 |
| Other receivables | (1,100,875) |
| Prepaid expenses | (1,087,700) |
| Deferred share costs | (3,594,613) |
| Accrued liabilities | 1,888,063 |
| Payable for customer stock options | (468,068) |
| Payable to customers | 69,770 |
| Net cash provided by operating activities | 1,517,257 |
| Cash and cash equivalents: | |
| Beginning of year | 5,002,385 |
| End of year | $ 6,519,642 |
| Supplemental disclosure of cash flow information: | |
| Cash paid for interest | $ 118 |

The accompanying notes are an integral part of these financial statements.

STRONG INVESTMENTS, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
for the year ended November 30, 2003

| | |
|---|---|
| Subordinated borrowing at December 1, 2002 | $ 1,500,000 |
| Increase: | |
| Issuance of subordinated note payable | -- |
| Decrease: | |
| Payment of subordinated note payable | -- |
| Subordinated borrowing at November 30, 2003 | $ 1,500,000 |

The accompanying notes are an integral part of these financial statements.

STRONG INVESTMENTS, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
for the year ended November 30, 2003

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Total Shareholder's Equity |
|---|---|---|---|---|
| Balances, December 1, 2002 | $ 1 | $ 7,989,999 | $ 4,242,989 | $ 12,232,989 |
| Net income | -- | -- | 733,291 | 733,291 |
| Balances, November 30, 2003 | $ 1 | $ 7,989,999 | $ 4,976,280 | $ 12,966,280 |

The accompanying notes are an integral part of these financial statements.

STRONG INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS

## A. ORGANIZATION AND NATURE OF BUSINESS

Strong Investments, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD") and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly-owned subsidiary of Strong Financial Corporation ("SFC"), and the distributor for the Strong Family of Mutual Funds (the "Strong Funds") pursuant to service agreements with each of the funds. The Company also operates in the reduced-commission securities brokerage business.

## B. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Company in the preparation of its financial statements.

CASH AND CASH EQUIVALENTS--The Company classifies as cash equivalents all highly liquid investments with maturities of three months or less at the date of purchase and money market investments. At November 30, 2003, cash equivalents consisted primarily of investments in Strong Money Market Funds.

CASH RESTRICTED FOR RESERVE REQUIREMENTS--Cash of $1,000,000 has been segregated in a special reserve bank account and restricted for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

SECURITIES--Securities consist primarily of investments by the Company in various Strong Funds (other than money market funds). All securities owned by the Company as of November 30, 2003 are marketable and valued at market. Proprietary securities transactions in regular-way trades are recorded on the trade date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Realized and unrealized gains and losses on securities owned are determined based on the specific identification method and are recorded in the Company's Statement of Operations.

GOODWILL—Goodwill resulted from the Company's reduced-commission securities brokerage acquisition in 1999. Effective December 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). Under SFAS No. 142, goodwill is no longer amortized, rather it must be tested for impairment at least annually. No impairment charge was necessary as of November 30, 2003.

DEFERRED SHARE COSTS--Dealer reallowance charges paid by the Company associated with the sale of shares of Strong Funds by third party intermediaries are deferred and amortized on the straight-line basis over the period in which the Company expects to recoup the dealer charges through subsequent fee revenues. These periods range from 12 to 60 months, depending on the mutual fund and associated share class. The Company receives fee revenues from the Strong Funds related to the classes in the form of Rule 12b-1 fees, contingent deferred sales charges and other recurring service charges.

Under an agreement with FEP Capital, L.P. ("FEP"), FEP pays the Company 4.38% of each sale of Class B shares of Strong Funds and receives the resulting 12b-1 fees and contingent deferred sales charges related to these shares. From the amounts received from FEP, the Company is responsible for the payment of reallowance charges to third-party intermediaries.

During 2003, FEP assigned the agreement to SG Constellation LLC, who assumed FEP's obligations and rights under the agreement.

DEPOSIT WITH CLEARING BROKER--The Company clears certain of its customer transactions through another broker-dealer on a fully disclosed basis. The amount deposited with the clearing broker relates to the transactions as described in "Commission Income."

DISTRIBUTION AND ACCOUNT SUPERVISION FEES--Pursuant to an agreement with SFC, the Company receives distribution and account supervision fees from SFC.

COMMISSION INCOME--Acting as an agent, the Company earns commission income for buying and selling securities on behalf of its customers. Customers' securities transactions are reported on a settlement-date basis, which is generally three business days after the trade date, with related commission income and clearing expenses reported on a trade-date basis.

INCOME TAXES--The Company is a Qualified Subchapter S Subsidiary of SFC. For federal income tax purposes, the Company's income is subjected to income taxes at the shareholder level pursuant to provisions of the Internal Revenue Code.

MANAGEMENT ESTIMATES--The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the period presented. These estimates and assumptions also affect the nature of the disclosure of contingencies. Actual results could differ from these estimates.

## C. PAYABLE TO CUSTOMERS

Payable to customers represents amounts due on cash transactions which are required to be remitted to customers or mutual funds. In connection with the Company's reduced commission securities brokerage business, the Company has elected to clear all such transactions through a clearing broker (see Note B).

## D. TRANSACTIONS WITH RELATED PARTIES

As noted in Note B, the Company maintains a service agreement with SFC whereby the Company receives distribution and account supervision fees from SFC. The Company received distribution and account supervision fee revenue of $85,503,263 from SFC for the year ended November 30, 2003. In addition, the Company is the distributor for the Strong Funds pursuant to separate service agreements with each of the Funds. The Company received 12b-1 fee revenue of $4,580,794 from the Funds for the year ended November 30, 2003.

## E. SUBORDINATED NOTE PAYABLE

As of November 30, 2003, the Company had non-interest bearing borrowings of $1,500,000 from SFC under a subordinated loan agreement which matures on May 31, 2006. The subordinated borrowing is available in computing net capital under the SEC's uniform net capital rule. To the extent that the borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

## F. PENSION AND PROFIT SHARING PLANS

Together with SFC and other affiliated companies, the Company sponsors both a pension and a profit-sharing 401(k) plan for its employees. For employees with at least one year of service, the Company contributes to a qualified defined contribution pension plan 3% of the compensation paid to eligible employees (subject to certain limitations), reduced by any forfeitures from participants. For employees with at least one year of service, the Company also matches 100% of the employee's contributions in the Company's profit-sharing 401(k) plan up to a maximum of 6% of the employee's annual compensation (subject to certain limitations). The Company's expense under these plans was $1,778,370 for the year ended November 30, 2003.

## G. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At November 30, 2003, the Company had net capital of $2,007,807, which was $1,455,802 in excess of its required net capital of $552,005. The Company's ratio of aggregate indebtedness to net capital was 4.12 to 1 at November 30, 2003.

## H. LEGAL PROCEEDINGS

The United States Securities and Exchange Commission ("SEC"), the New York Attorney General ("NYAG"), the Wisconsin Attorney General ("WAG"), and the Wisconsin Department of Financial Institutions ("WDFI") are investigating active trading of the Strong Funds by employees of SFC, including Richard S. Strong, the former Chairman of SFC. The Independent Directors of the Strong Funds are also investigating these matters, with the assistance of counsel and an independent consulting firm. Effective November 2, 2003, Mr. Strong resigned as Chairman of the Strong Funds' Boards of Directors. Effective December 2, 2003, Mr. Strong resigned as Director of the Strong Funds' Boards of Directors, and as Chairman, Chief Investment Officer and Director of SFC, and its affiliates.

As of the date of this Report, SFC is aware of multiple shareholder class and derivative actions ("Actions") filed since September 4, 2003, with respect to the investigations of certain improper trading activities naming, among others, SFC, Strong Funds, Strong affiliates, and certain of their officers and directors as defendants. These Actions have been filed in various federal and state courts. The Actions generally allege, among other things, that the defendants violated their fiduciary duty to fund shareholders and certain retirement plan participants, and made false and misleading statements in the funds' prospectuses in violation of federal and state securities laws. The Actions generally seek one or more of the following: compensatory damages, punitive damages, special damages, exemplary damages, rescission, restitution, payment of plaintiffs' attorneys' fees and experts' fees, and/or replacement of the Board of Directors of the Strong Funds. Additional lawsuits may be filed in the same or other venues presenting allegations and demands for relief. SFC expects that any such lawsuits would contain allegations including the matters discussed here and that the demands for relief would not materially differ from those described above. At this time, the Company is unable to predict the impact, if any, that may result from these matters.

## I. CONTINGENCIES AND COMMITMENTS

Securities transactions of certain customers are cleared through a clearing broker. Under the terms of the clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines are monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions when necessary.

The Company monitors the creditworthiness of the clearing broker to mitigate the Company's exposure to credit risk related to the deposit with the clearing broker.

STRONG INVESTMENTS, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
as of November 30, 2003

| | |
|---|---|
| Aggregate indebtedness: | |
| Total liabilities | $ 10,200,363 |
| Less: | |
| Subordinated note payable | (1,500,000) |
| Adjustment based on restricted deposits in Special Reserve Bank Accounts | (420,283) |
| Aggregate indebtedness | $ 8,280,080 |
| Net capital: | |
| Shareholder's equity: | |
| Common stock | $ 1 |
| Additional paid-in capital | 7,989,999 |
| Retained earnings | 4,976,280 |
| | 12,966,280 |
| Add: | |
| Subordinated note payable | 1,500,000 |
| | 14,466,280 |
| Less non-allowable assets: | |
| Goodwill, net | 4,882,012 |
| Other nonallowable assets | 6,997,531 |
| | 11,879,543 |
| Net capital before haircuts on securities positions and other deductions | 2,586,737 |
| Haircuts on securities computed pursuant to Rule 15c3-1c(2)(vi) | (553,930) |
| Other deductions | (25,000) |
| Net capital | $ 2,007,807 |
| Net capital requirements: | |
| $250,000 or 6-2/3% of aggregate indebtedness, whichever is greater | $ 552,005 |
| Net capital in excess of requirement | 1,455,802 |
| Net capital as above | $ 2,007,807 |
| Percentage of aggregate indebtedness to net capital | 412% |
| Reconciliation with Company's Computation: | |
| (included in Part II of Form X-17a-5 as of November 30, 2003): | |
| Aggregate indebtedness, as reported in Company's Part II (unaudited) FOCUS Report | $ 8,105,828 |
| Year-end audit adjustment | 174,252 |
| Aggregate indebtedness as above | $ 8,280,080 |
| Net capital, as reported in Company's Part II (unaudited) FOCUS Report | $ 2,182,059 |
| Year-end audit adjustment | (174,252) |
| Net capital as above | $ 2,007,807 |

STRONG INVESTMENTS, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
as of November 30, 2003

| | | |
|---|---|---|
| Free and other credit balances in customers' securities accounts | $ | 420,283 |
| Total credit items | | 420,283 |
| Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions | | - |
| Total debit items | | - |
| Excess of total credits over total debits | | 420,283 |
| Amount held on deposit in reserve bank accounts | | 1,000,000 |
| Excess as reported in Company's Part II FOCUS report | $ | 579,717 |
| Required deposit | | None |

Note: The above calculation does not differ from the computation for determination of Reserve Requirements under Rule 15c3-3 as of November 30, 2003, filed by Strong Investments, Inc. in its Form X-17A-5 with the National Association of Securities Dealers, Inc. in December 2003.

STRONG INVESTMENTS, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
as of November 30, 2003

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under the Rule 15c3-3).

   A. Number of items — None

2. Customers' fully paid and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

   B. Number of items — None

Note: The above information does not differ from the possession or control requirements under Rule 15c3-3 as of November 30, 2003, filed by Strong Investments, Inc. in its Form X-17A-5 with the National Association of Securities Dealers, Inc. in December 2003.

PRICEWATERHOUSECOOPERS

# INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 as of November 30, 2003

**PricewaterhouseCoopers LLP**
100 E. Wisconsin Ave., Suite 1500
Milwaukee WI 53202
Telephone (414) 212 1600

To the Shareholder of Strong Investments, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Strong Investments, Inc. (the "Company") for the year ended November 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;
4. Determining compliance with the exemptive provisions of Rule 15c3-3; and
5. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 for customers of the Strong Advisor Program.

Because the Company conducts its operations as the distributor of the Strong Family of Mutual Funds and its reduced commission securities brokerage business in accordance with the exemptive provisions of paragraph (k)(2)(i) of Rule 15c3-3, we did not review the practices and procedures followed by the Company obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

January 22, 2004